UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

One World Holdings, Inc.

Common Stock, $0.0025 Par Value

CUSIP # 68245E200

October 24, 2014

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68245E200	13G	Page 1 of 4

1.	Name of Reporting Person VERA Group, LLC
I.R.S. Identification No. of Above Person (entities only) 45-5405850

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

Number of Shares Owned by Each Reporting Person With	5.	Sole Voting Power`	3,329,050

	6.	Shared Voting Power	3,329,050

	7.	Sole Dispositive Power	3,329,050

	8.	Shared Dispositive Power	3,329,050

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,329,050

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 6.44%

12.	Type of Reporting Person PN

CUSIP No. 68245E200	13G	Page 2 of 4

ITEM 1

(a)	NAME OF ISSUER: One World Holdings, Inc.

(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 14515 Briarhills Parkway Suite 105 Houston, TX 77077

ITEM 2

(a)	NAME OF PERSON FILING VERA Group, LLC

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

3 Painted Horse Santa Fe, NM 87506

(c)	CITIZENSHIP

United States of America

(d)	TITLE OF CLASS OF SECURITIES

Common Stock, $0.0025 Par Value

(e)	CUSIP NUMBER 68245E200

ITEM 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act
(b)	☐	Bank as defined in section 3(a)(6) of the Act
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box ☐

CUSIP No. 68245E200	13G	Page 3 of 4

ITEM 4 OWNERSHIP

(a) Amount beneficially owned: Reporting Person is the beneficial owner of 3,329,050 shares of common stock. In addition, Reporting Person holds Issuer’s convertible notes in the aggregate principal amount of $392,272.00. The convertible notes may not be converted into common stock such that the Reporting Person would beneficially own more the 9.99% of the Issuer’s common stock at any given time. In addition, Reporting Person holds 1,977,267 Issuer’s warrants. The warrants cannot be exercised such that the Reporting Person would beneficially own more than 9.99% of the Issuer’s common Stock at any given time. Reporting Person disclaims beneficial ownership of the Issuer’s securities held by any other person or entity.

(b) Percent of class: 6.44%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,329,050

(ii)	Shared power to vote or to direct the vote: 3,329,050

(iii)	Sole power to dispose or to direct the disposition of: 3,329,050

(iv)	Shared power to dispose or to direct the disposition of: 3,329,050

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

N/A

CUSIP No. 68245E200	13G	Page 3 of 4

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10 CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VERA Group, LLC

/s/ Wayne Coleson
By: Wayne Coleson
Its: President
Date: October 24, 2014